KAR Auction Services, Inc.

13085 Hamilton Crossing Blvd.

Carmel, IN 46032

November 30, 2009

BY HAND AND BY EDGAR

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	KAR Auction Services, Inc. (formerly KAR Holdings, Inc.)
Registration Statement on Form S-1 (File No. 333-161907)

Dear Mr. Owings:

On behalf of KAR Auction Services, Inc., a Delaware corporation (the “Company”), enclosed is a copy of Amendment No. 3 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 2 to the Registration Statement filed with the Commission on November 9, 2009.

The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of November 18, 2009 (the “Comment Letter”). The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration Statement. All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1.	Please remove your identification of “Joint Bookrunners” on your cover page. This information is not required by Item 501 Regulation S-K, is not material to an investment decision and is more appropriate under the heading “Underwriting.”

The Company has removed the identification of “Joint Bookrunners” on the cover page of the Registration Statement in accordance with the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

Industry Outlook and Trends, page 42

2.	Please incorporate your response to comment three of our November 5, 2009 letter into your discussion beginning on page 42 under the above heading. Please also provide independent supplemental materials, with appropriate markings and page references in your response, supporting the statements that you make regarding the vehicle registration data from R.L. Polk & Co.

The Company has revised the disclosure on page 45 in accordance with the Staff’s comment. The Company is submitting to you supplemental materials from R.L. Polk & Co. supporting the statements regarding vehicle registration data.

Principal Stockholders, page 146

3.	Please complete the third and fourth columns of the beneficial ownership table on page 146.

The Company has revised the disclosure on pages 149 in accordance with the Staff’s comment.

Item 17. Undertakings, page II-12

4.	We note your response to prior comment 13 of our letter. The undertakings required by Item 512(a)(6) of Regulation S-K apply to primary offerings of securities and are not limited to offerings made pursuant to Rule 415 under the Securities Act of 1933. By analogy, we refer you to Rule 430C(d) of Regulation S-K, Compliance and Disclosure Interpretation, Section 229. Rule 430C — Prospectus in a Registration Statement Pertaining to an Offering Other Than Pursuant to Rule 430A or Rule 430B After the Effective Date, Question 229.01, available on our website at www.sec.gov; and the discussion at Section IV.B of Securities Offering Reform, Release No. 33-8591 (July 19, 2005).

The Company has revised the disclosure on page II-12 in accordance with the Staff’s comment.

Exhibits

5.	Please file your legal opinion and underwriting agreement in a timely manner so that we may review them before you request that your registration statement become effective.

The Company has filed a form of the underwriting agreement as Exhibit 1.1 to the Registration Statement. The Company will file the Exhibit 5 legal opinion of Skadden, Arps, Slate, Meagher & Flom LLP in a subsequent pre-effective amendment. The Company will provide the Staff sufficient time to review the Exhibit 5 legal opinion before the Company requests that the Registration Statement become effective.

Please contact the undersigned at (317) 249-4508 should you require further information or have any questions.

Very truly yours,

/s/ Rebecca C. Polak Rebecca C. Polak
Executive Vice President and General Counsel

cc:	Donna DiSilvio, Senior Staff Accountant
Scott Stringer, Staff Accountant
Mara Ransom, Legal Branch Chief
Chris Chase, Staff Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Gregory A. Fernicola, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036

Peter J. Loughran, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022

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